ComSovereign Holding Corp.

5000 Quorum Drive, STE 400

Dallas, TX 75254

June 22, 2021

VIA EDGAR

Mr. Charles Eastman

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	COMSovereign Holding Corp.
Registration Statement on Form S-1
File No. 333-257073

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, COMSovereign Holding Corp. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Thursday, June 24, 2021, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Eric M. Hellige at Pryor Cashman LLP, outside counsel to the Company, at ehellige@pryorcashman.com (telephone 212-326-0846).

Very truly yours,

/s/Daniel L. Hodges
Daniel L. Hodges
Chief Executive Officer

cc:	Eric M. Hellige, Esq.